FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Statement of Acquisition of Material Share Interest dated February 14, 2008.
2.	Press Release dated February 14, 2008 announcing the acquisition by the registrant’s subsidiary Cosan S.A. Indústria e Comércio of 100% of the share capital of Usina Benálcool S.A.

Item 1

FREE TRANSLATION

Statement on Acquisition of Material Shareholding Interest

Pursuant to article 12 of CVM Instruction No. 358, of January 3, 2002, as amended, Cosan S.A. Indústria e Comércio informs that it has received a correspondence from CREDIT SUISSE HEDGING GRIFFO CORRETORA DE VALORES S.A, notifying that:

“CREDIT SUISSE HEDGING GRIFFO CORRETORA DE VALORES S.A., enrolled with CNPJ/MF under No. 61.809.182/0001-30, with headquarters at Avenida Presidente Juscelino Kubitschek, 1830, Torre IV, 7th floor, informs the market, in accordance with article 12 of CVM Instruction No. 358/02, that its investment funds, portfolio under management and the non-resident investors legally represented by such Institution, have reached a shareholding interest of 5.21% in Cosan S.A Indústria e Comércio in the form of 14,210,978 ordinary shares. It also informs that it has not entered into any agreement regulating the exericse of voting rights or the acquisition and sale of securities issued by the company.”

São Paulo, February 14, 2008

Paulo Diniz
Vice President
CFO and Investor Relations Officer

Item 2

FREE TRANSLATION

Notice to the Market

COSAN acquires Usina Benálcool S.A.

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3), pursuant to CVM Instruction No. 358, of January 3, 2002, informs to the public the finalization of the negotiations for the acquisition of 100% of the share capital of Usina Benálcool. The acquisition amount totals R$106.9 million and will be predominantly paid with available working capital of the company. Benálcool’s main asset is its sugarcane and alcohol mill, which has an annual processing capacity of approximately 1,300,000 tons of sugarcane. The financial liabilities assumed by the company, as of January 31, 2008, is R$34.0 million. As of the same date, cash and investments of Benálcool totaled R$6.5 million.

Usina Benálcool is located in the Araçatuba area, where Cosan already has four other operational units. Upon the acquisition, Cosan increases its presence in such an important producing region.

São Paulo, February 14, 2008

Paulo Diniz
Vice President
CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	February 15, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer